Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE

STEINHOFF COMPLETES TENDER OFFER FOR OUTSTANDING SHARES OF MATTRESS FIRM

HOUSTON, September 14, 2016 /BUSINESSWIRE/ — Mattress Firm Holding Corp. (“Mattress Firm” or the “Company”), the nation’s largest mattress retailer, today announced the successful consummation of the previously announced $64.00 per share cash tender offer by Steinhoff International Holdings N.V. (“Steinhoff”) (FRANKFURT: SNH) for all of the outstanding shares of common stock of Mattress Firm (NASDAQ: MFRM).

The tender offer, which was made pursuant to an agreement and plan of merger, dated as of August 6, 2016 (the “Merger Agreement”), among Steinhoff, Stripes US Holding, Inc., Stripes Acquisition Corp. (each a wholly-owned subsidiary of Steinhoff) and Mattress Firm, expired as scheduled at midnight New York City time, on Tuesday, September 13, 2016. A total of 25,104,824 Mattress Firm shares, representing approximately 67.36% of the outstanding common stock of Mattress Firm, were validly tendered into and not withdrawn from the offer. In addition, notices of guaranteed delivery were delivered with respect to approximately 1,350,792 shares, representing approximately 3.62% of the outstanding common stock of Mattress Firm. All validly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Steinhoff intends to complete the acquisition of Mattress Firm concurrently with payment for the tendered shares in accordance with the Merger Agreement through a merger of an indirect wholly-owned subsidiary with Mattress Firm. All shares of Mattress Firm common stock not purchased in the tender offer (other than (i) treasury shares, (ii) shares owned by Steinhoff or Mattress Firm or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) shares held by a Mattress Firm stockholder who has properly exercised their dissenters’ rights of appraisal in respect of such shares) will be converted into the right to receive $64.00 per share. Upon completion of the merger, Mattress Firm will become a subsidiary of Steinhoff and Mattress Firm’s common stock will cease trading on the NASDAQ Global Select Market.

Forward Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to the closing of the proposed acquisition of Mattress Firm by Steinhoff. These forward-looking statements are based on Mattress Firm’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Steinhoff’s ability to complete the transaction on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of closing conditions such as, without limitation, that a material adverse effect occurs with respect to Mattress Firm; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the outcome of legal proceedings that may be instituted against Mattress Firm and/or others related to the proposed

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transaction and those other risks detailed under the caption “Risk Factors” and elsewhere in Mattress Firm’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in Mattress Firm’s Quarterly Reports on Form 10-Q for the quarters ended May 3, 2016 and August 2, 2016 and Annual Report on Form 10-K for the year ended February 2, 2016, which are filed with the SEC. Mattress Firm undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

About Steinhoff International Holdings N.V.

Steinhoff is an integrated retailer that manufactures, sources and retails furniture, household goods and general merchandise in Europe, Africa and Australasia. Steinhoff’s vertically integrated business model is based upon a strategy of sourcing and manufacturing products at low cost and distributing them to its value-conscious customer base through its extensive retail footprint.

Steinhoff’s integrated retail divisions comprise of:

•                  Household goods comprising furniture and homeware retail businesses;

•                  General Merchandise focusing on clothing and footwear, accessories and homeware; and

•                  Automotive dealerships in South Africa which provide vehicles, parts, insurance, accessories and servicing.

Steinhoff has a primary listing on the Frankfurt Stock Exchange and a secondary listing on the Johannesburg Stock Exchange. Steinhoff reported revenue and operating profit for the 12 months ended June 30, 2016 of €13.1 billion ($14.5 billion) and €1.5 billion ($1.6 billion) respectively. For more information, please visit www.steinhoffinternational.com.

About Mattress Firm Holding Corp.

With more than 3,600 company-operated and franchised stores across 49 states, Mattress Firm Holding Corp. (NASDAQ: MFRM) has the largest geographic footprint in the United States among multi-brand mattress retailers. Founded in 1986, Houston-based MFRM is the nation’s leading specialty bedding retailer with over $3.5 billion in pro forma sales in 2015. MFRM, through its brands including Mattress Firm, Sleepy’s and Sleep Train, offers a broad selection of both traditional and specialty mattresses, bedding accessories and other related products. More information is available at www.mattressfirm.com. The Company’s website is not part of this release.

Steinhoff Contact:

Mariza Nel

Director, Corporate Services (Investor Relations)

+27 (0)21 808 0711

Mattress Firm Investor Relations Contact:

Scott McKinney

Vice President of Investor Relations

ir@MattressFirm.com

+1 713-328-3417

Mattress Firm Media Contact:

Erica Martinez, Jackson Spalding

emartinez@jacksonspalding.com

+1 214-269-4404

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